[redacted]

09057394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66861BD

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Capital Markets LLC
(A Wholly-owned Subsidiary of LFCM Holdings LLC)
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rosenberg — 212-632-2689
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
MAR 02 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

AFFIRMATION

I, William Rosenberg, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Lazard Capital Markets LLC and subsidiary (the "Company"), as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

February 26, 2009

William Rosenberg — Date
Chief Financial & Operating Officer

Subscribed and sworn
to before me this 26th
day of February 2009

Notary Public

JUDITH A. GOLDWATER
Notary Public, State of New York
No. 01GO6136881
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires 11/14/09

LAZARD CAPITAL MARKETS LLC
(A WHOLLY-OWNED SUBSIDIARY OF LFCM HOLDINGS LLC)
(S.E.C. I.D. No. 8-66861BD)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Lazard Capital Markets LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Capital Markets LLC and subsidiary (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lazard Capital Markets LLC and subsidiary at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2009

LAZARD CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of LFCM Holdings LLC)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008
(Dollars In Thousands)

ASSETS		
Cash	$	12,358
Cash and securities segregated for regulatory purposes		38,319
Deposits with clearing organizations and others		6,143
Securities purchased under agreements to resell		5,748
Securities borrowed		91,762
Securities owned - at fair value		105,856
Receivable from customers		13,224
Loans and advances		5,000
Receivable from broker-dealers and clearing organizations		29,700
Other assets		11,132
TOTAL ASSETS	$	319,242
LIABILITIES AND MEMBER'S EQUITY		
Securities loaned	$	81,083
Securities sold buy not yet purchased - at fair value		7,953
Payable to customers		44,848
Payable to broker-dealers and clearing organizations		5,028
Other liabilities		48,232
TOTAL LIABILITIES		187,144
Commitments and contingencies (Note 12)		
Member's equity		132,098
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	319,242

See notes to consolidated statement of financial condition.

(Dollars In Thousands)

1. ORGANIZATION

Lazard Capital Markets LLC (the "Company") is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), formerly known as the National Association of Securities Dealers ("NASD"). In 2008, the Company formed a wholly-owned subsidiary, LCM Holdings 2008 Limited ("LCMH 2008 Ltd"), a United Kingdom ("UK") holding company, which in turn wholly owns its regulated subsidiary, Lazard Capital Markets International Limited ("LCM International Ltd"), a UK investment advisory firm, regulated by the UK's Financial Services Authority ("FSA"). The Company is wholly-owned by LFCM Holdings LLC, a Delaware limited liability company (the "Member" or "LFCM Holdings"). Services provided by the Company include securities brokerage, trading, underwriting, securities clearance and settlement services.

On May 10, 2005, Lazard Group LLC, a Delaware limited liability company that was previously named Lazard LLC ("Lazard Group"), effected a restructuring of its businesses and, as a part of such restructuring, transferred certain of its businesses to LFCM Holdings (the "Separation"). The Separation was effected pursuant to a master separation agreement by and among Lazard Ltd ("Lazard Ltd"), a Bermuda company and the parent company of Lazard Group, LAZ-MD Holdings LLC ("LAZ-MD Holdings"), a Delaware limited liability company that holds an interest in Lazard Group and in order to effect the Separation, held an interest in LFCM Holdings. In accordance with the provisions of such master separation agreement and through a series of transactions, the capital markets-related assets and liabilities of Lazard Frères & Co. LLC ("LF&Co."), a New York limited liability company and a wholly-owned subsidiary of Lazard Group, were transferred to the Company on May 10, 2005, at which time the Company commenced its business activities. After these transfers and contributions, Lazard Group distributed all of its limited liability company interests in LFCM Holdings to LAZ-MD Holdings, which then distributed all such interests to members of LAZ-MD Holdings, who consist of the then current and certain former managing directors of the businesses of Lazard Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated statement of financial condition are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which includes industry practice.

Use of Estimates - The preparation of consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions regarding certain trading inventory valuations, compensation liabilities, litigation and other matters that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Securities Segregated For Regulatory Purposes - At December 31, 2008, cash of $38,215 was deposited in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. There were no securities segregated for regulatory purposes at December 31, 2008.

The Company follows the guidance prescribed in the SEC No-Action Letter regarding Proprietary Accounts of Introducing Brokers and Dealers, dated November 3, 1998, including all supplemental interpretations there under (the "Letter"), which allows an introducing broker-dealer to include assets in their proprietary account maintained by the Company as an allowable asset in their net capital computation, provided the Company establishes a separate reserve account for such assets in accordance with Rule 15c3-3 and both parties enter into a written agreement in accordance with the Letter setting forth their mutual understanding that such an account constitutes a "proprietary account of an introducing broker" ("PAIB").

At December 31, 2008, $104 in cash has been segregated in special reserve accounts for the exclusive benefit of PAIBs.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are carried at the amounts at which the securities will be subsequently resold or repurchased plus accrued interest. Interest related to securities purchased under agreements to resell and securities sold under agreements to repurchase is included in interest and dividend income and expense, respectively. The Company's policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported net by the counterparty in accordance with Financial Accounting Standards Board ("FASB") Financial Interpretation No. ("FIN No.") 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.*

Securities Owned and Securities Sold But Not Yet Purchased - Securities owned and securities sold but not yet purchased are stated at quoted market values with realized and unrealized trading and investment gains and losses reflected in principal transactions. Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Securities Borrowed and Securities Loaned - Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral recalled, when deemed appropriate. Interest related to securities borrowed and securities loaned transactions is included in interest and dividend income and expense, respectively. A substantial portion of the Company's interest revenue and interest expense results from these activities.

Collateral - The Company accepts and pledges collateral in secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the market value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged and requests additional collateral where deemed appropriate.

Collateral accepted under reverse repurchase agreements, securities lending agreements and margin loans is used to cover short positions, to enter into secured financing transactions and to satisfy reserve requirements under SEC Rule 15c3-3. At December 31, 2008, the market value of collateral accepted under reverse repurchase agreements, in securities borrowed transactions, and for customer margin loans was $5,483, $83,652, and $9,905, respectively, of which $76,332 was sold or repledged.

Customer Transactions - Customer securities transactions are recorded on a settlement date basis with the related commissions recorded on a trade date basis. Receivable from and payable to customers include amounts due on cash and margin transactions. These receivables and payables are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Receivable from and Payable to Broker-Dealers and Clearing Organizations - Receivable from broker-dealers and clearing organizations primarily consists of underwriting receivables and securities failed to deliver. Payable to broker-dealers and clearing organizations primarily consist of securities failed to receive, underwriting payables to co-managers, and securities transactions for which settlement date has not yet arrived. Receivable from and payable to broker-dealers and clearing organizations are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Other Liabilities - Other liabilities primarily include accrued compensation and drafts payable.

Legal Reserves - The Company estimates potential losses that may arise out of legal and regulatory proceedings in accordance with FASB issued Statement No. 5, *Accounting for Contingencies* ("SFAS No. 5"). The Company recognizes related legal reserves in other liabilities in the consolidated statement of financial condition.

Taxation – The Company is deemed to be a single-member disregarded entity for federal income taxes. Accordingly, no federal tax provision (benefit) has been made with respect to the Company's earnings (losses), which are taxable to its Member, except with regard to its foreign subsidiary that is taxed in the country in which it operates.

Liability awards - Pursuant to the Company's Phantom Equity Incentive Plan (the "Phantom Equity Incentive Plan"), (described in more detail in Note 10 of notes to consolidated statement of financial condition), the Company adopted FASB Statement No. 123R, *Share-Based Payment* ("SFAS No. 123R"). Accordingly, liability-based awards that do not require future service are expensed immediately. Liability-based awards that require future service are amortized over the requisite service period.

Revenue Recognition

Commissions - Commissions charged for executing customer transactions are accrued on a trade date basis and are included in current period earnings.

Underwriting fees – The Company generates revenue from providing underwriting services to clients. The Company recognizes revenue on these transactions when the following criteria are met:

- The issuer's registration statement has become effective with the SEC, or other offering documents are finalized,
- The Company has made a firm commitment for the purchase of the shares or debt of the issuer,
- The Company has been informed of the exact number of shares or the principal amount of debt that it has been allotted.

Generally, underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable and represents fees earned, net of estimated transaction related expenses including finders fee, if any, on primary offerings of debt and equity securities. Transaction related expenses, which are directly related to such transactions and billable to clients, are deferred to match revenue recognition. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction. Private placement fees, including warrants received in certain private placement transactions, are recorded on the closing date of the placement. Expenses associated with these transactions are recognized, net of client reimbursements, when the related revenue is recognized or the engagement is otherwise concluded.

Principal Transactions – Principal transactions revenue includes net trading gains and losses from the Company's market-making activities in over-the-counter common equity securities, convertible securities, from commitment of capital to facilitate customer traders for listed stocks, and from proprietary trading activities. In certain cases, the Company provides liquidity to clients buying or selling blocks of shares without previously identifying the other side of the trade at execution, which subjects the Company to market risk. These positions are typically held for a very short duration. Changes in the fair value (i.e., unrealized gains and losses) of securities owned and securities sold, but not yet purchased are recognized in principal transactions in the current period. Realized gains and losses are included in principal transactions and are recorded on a trade date basis.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In January 2008, the FASB issued Staff Position ("FSP") No. 48-2, *Effective Date of FASB Interpretation No. 48 for Nonpublic Enterprises* ("FSP 48-2"), which effectively extends the effective date for nonpublic entities in adopting FIN No. 48. In December 2008, the FASB issued FSP No. 48-3 which defers the effective date of Interpretation 48 for certain nonpublic entities for another year. The Company has elected this deferral as of December 31, 2008 and does not believe that the adoption of FIN No. 48 will have a material impact on the Company's consolidated statement of financial condition. The Company evaluates uncertain tax positions under SFAS No. 5.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure requirements about fair value measurements. SFAS No. 157 applies to those accounting pronouncements that require or permit the use of fair value measurements for recognition or disclosure purposes and to those accounting pronouncements that require fair value measurements for other reasons such as the requirement to measure reporting units at fair value for annual goodwill impairment testing. In February 2008, the FASB issued FSP 157-2 ("FSP 157-2") which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after

November 15, 2008, and interim periods within those fiscal years. Effective January 1, 2008, the Company adopted SFAS No. 157 for those assets and liabilities not subject to the delayed provisions of FSP 157-2. The partial adoption of SFAS No. 157 did not have a material impact on the Company's consolidated statement of financial condition. For additional disclosures about fair value measurements, see Note 7 for a discussion of fair value measurements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits an entity to elect to measure various financial instruments and certain other items at fair value. It provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 became effective January 1, 2008 and the Company did not elect to measure any eligible items established by SFAS No. 159.

In February 2008, the FASB issues FSP No.140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions* ("FSP No. 140-3"). FSP No.140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under SFAS No. 140 unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FSP No. 140-3 is effective for fiscal years beginning after November 15, 2008, and will be applied to transactions entered into after the date of adoption. Early adoption is prohibited. The Company does not believe that the adoption of FSP No. 140-3 will have a material impact on the consolidated statement of financial condition.

4. RELATED PARTY TRANSACTIONS

In connection with the Separation, LFCM Holdings and its subsidiaries (including the Company) entered into several agreements in addition to the master separation agreement that regulate its relationships with Lazard Ltd, Lazard Group and LAZ-MD Holdings. Under these agreements, the Company is entitled to receive a share of the revenue on transactions referred to Lazard Group and is obligated to share revenues on transactions referred to the Company. Also incorporated under these agreements are non-compete arrangements. At December 31, 2008, the total amount payable was $603, and is included in payable to broker-dealers and clearing organizations in the consolidated statement of financial condition.

Pursuant to a PAIB agreement with LF&Co., the Company custodies cash and securities to facilitate various operational transactions. At December 31, 2008, the total amount payable was $395 and is included in payable to broker-dealers and clearing organizations in the consolidated statement of financial condition.

The business alliance agreement also provides that Lazard Asset Management Securities LLC, a Delaware limited liability company ("LAM Securities"), and a wholly-owned subsidiary of LF&Co., will introduce execution and settlement transactions to the Company. In accordance with such arrangement, the Company and LAM Securities have entered into a clearing agreement pursuant to which the Company carries and clears brokerage transactions for LAM Securities' customers on a fully disclosed basis. The Company provides clearance and other related services to LAM Securities on a charge per trade basis.

Pursuant to a license agreement by and among LF&Co. and certain of its affiliates and LFCM Holdings, in general, LFCM Holdings is permitted to use the "Lazard" name to the extent that this name was used by Lazard Group's businesses that were transferred to LFCM Holdings prior to the Separation. In consideration for this license, LFCM Holdings is currently obligated to pay the licensors an annual fee, in advance, by no later than January 15th of each year.

Pursuant to an administrative services agreement by and among Lazard Group, LAZ-MD Holdings and LFCM Holdings, Lazard Group provides to LFCM Holdings and its subsidiaries (including the Company), and LFCM Holdings and its subsidiaries (including the Company) provides to Lazard Group, certain administrative and support services, and charges for such services are based primarily on a cost allocation methodology. The total amount payable was $582 and is included in other liabilities on the consolidated statement of financial condition.

Lazard Alternative Investments LLC ("LAI") is a subsidiary of LFCM Holdings LLC. At December 31, 2008, the Company had a receivable of $102 related to the post-retirement medical plan (see Note 10) which is included in other assets on the consolidated statement of financial condition.

The Company does not file New York City Unincorporated Business Tax ("UBT") as it is included in the Member's filing. There was no amount due or paid by the Member for UBT as of and for the year ended December 31, 2008. Therefore, the Member did not allocate UBT to the Company.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2008, amounts receivable from and payable to broker-dealers and clearing organizations included:

RECEIVABLE:	
Securities failed to deliver	$ 28,492
Underwriting	1,208
	$ 29,700
PAYABLE:	
Net payable from securities transactions for which settlement date has not arrived	$ 1,655
Securities failed to receive	15
Related party	998
Underwriting	2,360
	$ 5,028

6. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

At December 31, 2008, securities owned and securities sold but not yet purchased consisted of the following:

SECURITIES OWNED:	
Money market instruments	$ 93,415
Equities	8,918
Corporate bonds	3,523
	$105,856
SECURITIES SOLD BUT NOT YET PURCHASED:	
U.S. government and agency	$ 1,325
Equities	6,628
	$ 7,953

7. FAIR VALUE MEASUREMENTS

Substantially all of the Company's assets and liabilities are carried at market value or contracted amounts, which approximate market value.

Securities owned and securities sold, but not yet purchased, are carried at market value which is generally based on quoted market prices. If quoted market prices are not available, market value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term collateralized receivables, including reverse repurchase agreements, securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities pursuant to securities sold under agreements to repurchase, securities loaned and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

In accordance with SFAS No. 157, the Company categorizes its securities owned and securities sold not yet purchased recorded at fair value into a three-level fair value hierarchy as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, many other sovereign government obligations, active listed equities, and most money market securities.

Level 2. Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in non-active markets or inputs other than quoted prices that are directly observable or derived principally from or corroborated by market data. The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of transparency include most investment-grade and high-yield corporate bonds, less liquid listed equities, and municipal obligations.

Level 3. Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. These types of instruments typically trade infrequently and have little or no price transparency. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. The Company's Level 3 assets and liabilities primarily relate to the restricted use of an asset or liability and are typically subject to transfer restrictions.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Fair Value Measurements on a Recurring Basis			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities owned:				
Money market instruments	$ 93,415	$ -	$ -	$ 93,415
Equities	4,397	4,254	267	8,918
Corporate debt	-	2,072	1,451	3,523
Total Assets	$ 97,812	$ 6,326	$ 1,718	$ 105,856
Liabilities:				
Securities sold but not yet purchased:				
U.S. government and agency	$ 1,325	$ -	$ -	$ 1,325
Equities	6,628	-	-	6,628
Total Liabilities	$ 7,953	$ -	$ -	$ 7,953

The following table provides a summary of changes in fair value of the Company's Level 3 assets and liabilities as of December 31, 2008.

	Beginning Balance	**Realized Gains (Losses)**	**Unrealized Gains (Losses)**	**Net Purchases, Issuances, and Settlements**	**Ending Balance**
Level 3 Assets:					
Securities owned:					
Equities	$ 300	$ 45	$ 138	$ (216)	$ 267
Corporate debt	-	(5)	(154)	1,610	1,451
Total Assets	$ 300	$ 40	$ (16)	$ 1,394	$ 1,718

Realized and unrealized gains (losses) are included in principal transactions.

8. OTHER LIABILITIES

At December 31, 2008, other liabilities consisted of the following:

Accrued compensation	$ 25,830
Drafts payable	8,026
Related party	4,770
Other	9,606
	$ 48,232

9. TRADING ACTIVITIES AND RELATED RISK

The Company's trading activities include providing securities brokerage and underwriting services. Trading activities are primarily related to proprietary positions taken by the Company based on expectations of future market movements and conditions as well as to facilitate client order flow.

Market Risk - Market risk is the potential that a security's value could change by fluctuations in interest, credit spreads, or equity price risk. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The following discussion describes the types of market risk faced by the Company:

Interest Rate Risk - Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments, primarily the Company's securities owned and securities sold but not yet purchased.

Currency Risk - Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments.

Equity Price Risk - Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities. The Company is subject to equity price risk primarily in securities owned and securities sold but not yet purchased.

Credit Risk - The Company is exposed to the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient or worthless. The Company has established policies and procedures for mitigating credit risk on principal transactions, including establishing and reviewing limits for credit exposure, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of securities transactions includes the purchase and sale of securities by the Company, which may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk - The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 31, 2008, the Company's most significant concentration of credit risk was with a financial institution that acts as custodian for various money market mutual funds held by the Company and its customers. This concentration consists of both direct and indirect credit risk exposure. Direct exposure primarily results from a possible diversion from the Net Asset Value ("NAV") of one dollar, which is typical of the majority of money market mutual funds registered under Rule 2(a)(7) of the SEC Investment Company Act of 1940. The Company's indirect exposure results from fluctuations in the value of the securities owned by the money market mutual funds, to which the Company has limited control. The Company believes its exposure to these funds to be minimal, and continuously monitors the composition and risk associated with these instruments.

Off-Balance Sheet Risks - The Company may be exposed to a risk of loss not reflected on the consolidated statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. Counterparties include customers who are generally institutional investors and brokers and dealers that are members of major exchanges. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary.

It is the Company's policy to take possession of securities purchased under agreements to resell and securities borrowed. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered to ensure that the collateral value is not excessive as compared to the amount at which securities will be subsequently repurchased.

10. EMPLOYEE BENEFIT PLANS

The Company provides certain retirement and other post-employment benefits to certain of its employees through defined contribution and other post-retirement benefit plans. The Company has the right to amend or terminate its benefit plans at any time subject to the terms of such plans.

Post-Retirement Medical Benefit Plan

Effective August 1, 2005, the Company established a Post Retirement Medical ("PRM") program for certain employees of the Company. An employee will participate only to the extent they meet the eligibility requirements set out in the program other than certain eligible employees that were "grandfathered" into, and remained in, LF&Co.'s PRM program. The Company has recorded a liability in the amount of $1,914 for its obligation and the obligation of LAI (see Note 4) under the PRM. This amount is included in other liabilities in the consolidated statement of financial condition. The Medical Plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after reaching age 62 and completing 10 years of service.

The following table summarizes the benefit obligations and the funded status at December 31, 2008:

Funded Status		
Benefit obligation at December 31, 2008	$	(1,914)
Fair value of plan assets at year end		-
Net amount recognized	$	(1,914)

There are no plan assets invested in this plan. In addition, there have been no employer contributions, and no participant contributions for the period January 1, 2008 to December 31, 2008.

Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31, 2008:	
Discount rate	6%
Rate of compensation increase	N/A
Healthcare cost trend rates:	
Initial (assumed for next year)	9%
Ultimate	6%
Fiscal year ultimate trend rate achieved	2015

Expected Benefit Payments During Years Ending		
2009	$	17
2010		28
2011		55
2012		110
2013		155
2014 - 2018		734

Measurement Date – The measurement date for the Company's PRM plan was December 31, 2008.

Defined Contribution Plan

The Defined Contribution Plan (the "401(k) Plan") for employees, which was established under the LF&Co. plan until December 31, 2005, had an employer match to participant pre-tax contributions. A separate defined contribution plan was established for the Company on January 1, 2006. The Company will match 100% of pre-tax employee contributions to the 401(k) Plan, excluding catch up contributions, up to 4% of eligible compensation. Participants will be 100% vested in all employer-matching contributions after three years of service (with full credit of prior service with Lazard Group).

Other Compensation Plan

The Board of the Member of the Company established the Lazard Capital Markets LLC Phantom Equity Incentive Plan, effective January 1, 2008, whereby the Board of the Member of the Company may award select officers and employees of the Company interests, in the aggregate, equal to 50% of the appreciation in value of the Company's equity at the time of certain future events from the net book value of the Company on December 31, 2006, as adjusted for certain expenses incurred by the Company that are identified in the Phantom Equity Incentive Plan. The interests are expected to be awarded to select officers and employees at the end of, or shortly after the end of each fiscal year, and unless otherwise determined by the Board of the Member of the Company, will cliff-vest based on service as follows: 25% of units upon one year anniversary of grant date, 25% upon the second year anniversary of grant date, and

50% upon the third year anniversary of grant date. There is no limit to the number of interests that may be granted under the plan, and forfeited interests can be reissued to other participants as designated by the Board of the Member of the Company. Each year's interests will have an appreciation base, which will be the amount above which an interest will be entitled to participate in the appreciation. The appreciation base for each interest is determined in the sole discretion of the Board of the Member of the Company, and is generally expected to be the Company's net book value at December 31 of the year immediately preceding the year to which the award relates.

11. BORROWINGS AND INDEBTEDNESS

The Company can borrow up to $100,000 of subordinated debt under three revolving credit agreements, which have been approved by the Company's regulators. Outstanding amounts borrowed under such agreements qualify as additional net capital pursuant to the Uniform Net Capital Rule ("SEC Rule 15c3-1"). There were no borrowings outstanding under these agreements at December 31, 2008.

12. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York and Boston under agreements with LF&Co., which expires on May 30, 2012 and January 31, 2018, respectively. The Company also leases office space in San Francisco and Delaware, which expire December 31, 2009 and June 30, 2010, respectively. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord. Minimum rental commitments under these leases are as follows:

December 31,	Minimum Rental Commitments
2009	$ 2,136
2010	1,897
2011	1,877
2012	1,166
2013	149
Thereafter	613
Total minimum lease payments	7,838
Less: sublease proceeds	64
Net lease payments	$ 7,774

Underwriting - In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2008 and were subsequently settled had no material effect on the consolidated statement of financial condition as of that date.

Other Commitments - The Company has certain contractual agreements that require future payments of $2,468, $3,021, $1,968, and $1,967, for the years ended December 31, 2009, 2010, 2011, and 2012 respectively. Such agreements are cancelable under certain circumstances.

Guarantees - FASB FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements should certain conditions exist.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the consolidated statement of financial condition for these arrangements.

Legal - The Company's business, as well as the financial services industry generally, is subject to extensive regulation. In the normal course of business, the Company is involved in a number of judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of its business. Additionally, pursuant to the master separation agreement between the Member of Company and Lazard Group, the Company has also agreed to assume or indemnify Lazard Group for claims or actions arising from the conduct of the capital markets business that Lazard Group contributed to the Company.

Management believes, based on current available information and after consultation with legal counsel, that the results of these matters will not have a material adverse effect on the Company's financial condition but might be material to its operating results for any particular period, depending upon the operating results for such period.

Beginning in 2004, Lazard Group, and subsequently the Company, received requests for information from FINRA, the SEC and the U.S. Attorney's Office for the District of Massachusetts relating to gifts, gratuities and entertainment provided to clients in Lazard Group's former capital markets business, which business was transferred to the Company as a part of the Separation. On October 30, 2008, in response to an Offer of Settlement by the Company, the SEC issued an Order Instituting Administrative Proceedings (the "Order"). The Order found that the Company had failed adequately to supervise certain former employees, resulting in certain of such employees aiding and abetting a mutual fund client's employees' violations of a provision of the SEC Investment Advisors Act of 1940, prohibiting employees of registered investment companies from accepting compensation from persons other than their employers. The Order provided, among other things, that the Company pay disgorgement of $1,818, prejudgment interest of $429, and a civil monetary penalty of $600. Such amounts, as well as legal fees associated with the investigations, were fully provided for in prior years. In November 2008, the Company settled this matter, and the outcome did not have a material adverse effect on the consolidated financial statements.

During the course of the above inquiries, FINRA commenced an investigation into whether the Company improperly used its error account to effect post-execution price adjustments in a particular client's favor. The Company has not recorded an accrual for losses related to such matters. Management believes, based on current available information and after consultation with legal counsel, that the result of this matter will not have a material adverse effect on the Company's financial condition but might be material to its operating results for any particular period, depending upon the operating results for such period.

13. REGULATORY AUTHORITIES

As a U.S. registered broker-dealer the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the minimum required net capital, as defined, shall be 2% of aggregate debit items arising from customer transactions or $1,500, whichever is greater. At December 31, 2008, the Company's regulatory net

capital of $107,684, was 644% of aggregate debit items, and its regulatory net capital in excess of the minimum was $106,184.

14. SUBSEQUENT EVENTS

In March 2008, the Company made an unsecured loan of $5,000 to LFCM Holdings, pursuant to a promissory note which will provide for the repayment of the outstanding principal balance of the promissory note, plus all accrued interest calculated at the federal funds rate plus 25 basis points thereon, on the fifth anniversary of the date of the promissory note, with the repayment of the promissory note at any time, in whole or in part, prior to maturity without premium or penalty. As of December 31, 2008, this amount is included in loans and advances on the consolidated statement of financial condition. In February 2009, the Company received $5,000 plus accrued interest from LFCM Holdings as settlement of the unsecured loan.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2009

Lazard Capital Markets LLC
30 Rockefeller Center
New York, NY 10020

In planning and performing our audit of the consolidated financial statements of Lazard Capital Markets LLC and subsidiary (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management committee, the member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP